1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:

Jong Lin/ CFO

(886)4-25341525 ext.1528

fin@spil.com.tw

Janet Chen/ Investor Relations

(886)2-27028898 ext105

janet@spiltp.com.tw

SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 16.6% Revenues
Growth and EPS NT $0.35 for 2Q 2003

Taichung, Taiwan, August 7, 2003—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 2Q 2003 was NT$ 6,533 million, representing 16.6% increase QoQ and 21.0% increase compared to the same period of year 2002.

SPIL reported a net income of NT$ 639 million in 2Q 2003, compared with a net loss of NT$ 295 million in 1Q 2003 and a net income of NT$ 185 million in 2Q 2002.

SPIL reports its sales revenues for the first six-month period ended June 30 2003 were NT$ 12,134 million, up 13.9% compared to the same period of year 2002.

For the six-month period ended June 30, 2003 net income was NT$ 343 million, compared with a net income of NT$ 341 million for the same period of year 2002.

Unconsolidated 2Q 2003 Financial Results

—	Net revenue was NT$ 6,533 million, of which NT$ 5,934 million was from assembly business and NT$ 599 million was from testing business.

—	Cost of goods sold was NT$ 5,587 million, and gross profit was NT$ 946 million, representing a gross margin of 14.5%.

—	Operating expenses were NT$ 383 million, including selling expenses of NT$ 102 million, administrative expenses of NT$ 158 million, and R& D expenses of NT$ 123 million. Operating profit was NT$ 563 million, representing an operating margin of 8.6% vs 2.4% in 1Q 2003.

—	The Company recognized an investment income of NT$ 40 million, including an income of NT$62 million from Sigurd, and a loss of NT$ 26 million from Ucomm.

—	Net interest expense for this quarter was NT$ 73 million.

—	Net income was NT$ 639 million, compared with a net loss of NT$ 295 million in 1Q 2003.

—	Earnings per ordinary share for this quarter was NT$0.35, and earnings per ADS of US$ 0.05. Total weighted average outstanding shares for 2Q 2003 were 1,826,915 thousand shares.

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Siliconware Precision Industries Co., Ltd.

Capital Expenditure

—	Capital spending in 2Q 2003 totaled NT$532 million, in which NT$352 million were spent on assembly equipment, and NT$180 million were spent on testing equipment.

Assembly Operation

—	BGA revenues accounted for 44% of total revenues, up from 38% in the previous quarter, QFP revenues accounted for 31%, down from 36% in the previous quarter, and SO revenues accounted for 11%, down from 13% in the previous quarter. Testing service generated 9% of our total revenues in 2Q 2003.

—	The average assembly utilization rate was 82% in 2Q 2003.

Testing Operation

—	The average testing utilization rate was 50% in 2Q 2003.

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Siliconware Precision Industries Co., Ltd.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2002 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2003.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our auditing process. The investment gains of our company for the three months ended June 30, 2003 reflect our gains or losses attributable to the second quarter of 2003 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. The unaudited unconsolidated financial data for our company for the three months ended June 30, 2003, are not necessarily indicative of the results that may be expected for any period thereafter.

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SILICONWARE PRECISION INDUSTRIES CO., LTD. UNCONSOLIDATED BALANCE SHEET As of June 30, 2003 and 2002 (Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30, 2003			June 30, 2002		Sequential

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and cash equivalents	152,605	5,288,536	12	7,213,049	16	(1,924,513)	-27
Accounts receivable	127,860	4,430,996	9	3,843,940	8	587,056	15
Inventories	43,032	1,491,271	3	1,592,735	3	(101,464)	-6
Other current assets	25,149	871,548	2	809,426	2	62,122	8

Total current assets	348,647	12,082,351	26	13,459,150	29	(1,376,799)	-10

Long-term investments	261,976	9,078,761	20	7,991,081	17	1,087,680	14
Fixed assets	1,117,843	38,738,859	85	37,981,888	81	756,971	2
Less accumulated depreciation	(459,510)	(15,924,310)	-35	(14,622,930)	-31	(1,301,380)	9

Net fixed assets	658,334	22,814,549	50	23,358,958	50	(544,409)	-2

Other assets	59,009	2,044,959	4	1,757,161	4	287,798	16

Total Assets	1,327,965	46,020,620	100	46,566,350	100	(545,730)	-1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Total current liabilities	174,296	6,040,212	13	5,886,244	12	153,968	3
Bonds payable	231,406	8,019,373	18	7,974,462	17	44,911	1
Long term loans	147,365	5,106,926	11	6,347,920	14	(1,240,994)	-20
Other liabilities	744	25,770	—	29,906	—	(4,136)	-14

Total Liabilities	553,810	19,192,281	42	20,238,532	43	(1,046,251)	-5

Stockholders’ Equity
Capital stock	543,983	18,851,737	41	18,851,737	41	—	—
Capital reserve	233,383	8,087,899	17	8,087,905	17	(6)	—
Legal reserve	13,476	467,014	1	424,495	1	42,519	10
Special reserve	8,737	302,780	1	—	—	302,780	—
Retained earnings	12,217	423,372	1	340,639	1	82,733	24
Cumulated translation adjustment	993	34,398	—	(13,823)	—	48,221	-349
Treasury stock	(38,634)	(1,338,861)	-3	(1,363,135)	-3	24,274	-2

Total Equity	774,155	26,828,339	58	26,327,818	57	500,521	2

Total Liabilities & Shareholders’ Equity	1,327,965	46,020,620	100	46,566,350	100	(545,730)	-1

Note

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.655 per U. S. dollar.

(2)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD. UNCONSOLIDATED INCOME STATEMENT For the Three Months Ended June 30, 2003 and 2002 (Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30					Sequential Comparison

		2Q 2003		2Q 2002	YOY	2Q 2003	1Q 2003	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %

Net Sales	188,523	6,533,281	100.0	5,397,967	21.0	6,533,281	5,600,932	16.6
Cost of Goods Sold	(161,222)	(5,587,154)	-85.5	(4,852,560)	15.1	(5,587,154)	(5,083,576)	9.9

Gross Profit	27,301	946,127	14.5	545,407	73.5	946,127	517,356	82.9

Operating Expenses
Selling Expenses	(2,932)	(101,612)	-1.6	(102,431)	-0.8	(101,612)	(97,564)	4.1
Administrative Expenses	(4,558)	(157,972)	-2.4	(149,008)	6.0	(157,972)	(153,729)	2.8
Research and Development Expenses	(3,548)	(122,972)	-1.9	(103,611)	18.7	(122,972)	(130,756)	-6.0

	(11,039)	(382,556)	-5.9	(355,050)	7.7	(382,556)	(382,049)	0.1

Operating Income	16,262	563,571	8.6	190,357	196.1	563,571	135,307	316.5

Non-operating Income	4,620	160,116	2.5	230,366	-30.5	160,116	102,199	56.7
Non-operating Expenses	(2,374)	(82,264)	-1.3	(242,182)	-66.0	(82,264)	(606,968)	-86.4

Income before Income Tax	18,509	641,423	9.8	178,541	259.3	641,423	(369,462)	—
Income Tax Credit (Expenses)	(71)	(2,460)	—	6,407	—	(2,460)	73,975	—

Net Income	18,438	638,963	9.8	184,948	245.5	638,963	(295,487)	—

Earnings Per Common Share		NT$0.35		NT$0.10

Earnings Per ADS		US$0.050		US$0.014

Weighted Average Outstanding Shares (’k)		1,826,915		1,825,746

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.655 per U. S. dollar.

(2)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD. UNCONSOLIDATED INCOME STATEMENT For the Six Months Ended June 30, 2003 and 2002 (Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2003 and 2002

	2003				2002
							YOY
	USD	NTD		%	NTD		Change %

Net Sales	350,143		12,134,213	100.0		10,649,587	13.9
Cost of Goods Sold	(307,913)		(10,670,730)	-87.9		(9,551,599)	11.7

Gross Profit	42,230		1,463,483	12.1		1,097,988	33.3

Operating Expenses
Selling expenses	(5,747)		(199,176)	-1.6		(195,310)	2.0
Administrative expenses	(8,994)		(311,701)	-2.6		(286,690)	8.7
Research and development expenses	(7,322)		(253,728)	-2.1		(242,702)	4.5

Operating Income	20,167		698,878	5.8		373,286	87.2

Non-operating Income	7,569		262,315	2.2		385,145	-31.9
Non-operating Expenses	(19,888)		(689,232)	-5.7		(467,046)	47.6

Income Before Income Tax	7,848		271,961	2.2		291,385	-6.7
Income Tax Credit (Expenses)	2,064		71,515	0.6		49,254	45.2

Net Income	9,911		343,476	2.8		340,639	0.8

Earnings Per Common Share		NT$	0.19		NT$	0.19

Earnings Per ADS		US$	0.027		US$	0.027

Weighted Average Number of Shares Outstanding(’k)			1,826,915			1,825,746

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.655 per U. S. dollar.

(2)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD. UNCONSOLIDATED STATEMENTS OF CASH FLOWS For 6 Months Ended June 30, 2003 and 2002 (Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2003		6 months, 2002

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net income	9,911	343,476	340,639
Depreciation	69,338	2,402,913	2,244,229
Amortization	4,713	163,324	167,336
Long-term investment loss (gain) recognized by equity method	12,218	423,431	(44,735)
Gain on disposal of investment	(525)	(18,208)	(3,427)
Compensation interest payable on bonds payable	2,963	102,673	185,297
Foreign currency exchange (gain) loss on bonds payable	(899)	(31,157)	(317,195)
Change in working capital & others	14,117	489,225	293,326

Net cash flows provided from operating activities	111,836	3,875,677	2,865,470

Cash Flows from Investing Activities:
Payment for short-term investment	—	—	(6,818,370)
Acquisition of property, plant, and equipment	(44,123)	(1,529,081)	(3,220,959)
Proceeds from disposal of short-term investment	—	—	6,821,740
Proceeds from disposal of long-term investment	1,045	36,208	16,957
Payment for long-term investment	(8,779)	(304,227)	(1,473,362)
Payment for deferred charges/other changes	3,673	127,286	(265,370)

Net cash used in investing activities	(48,184)	(1,669,814)	(4,939,364)

Cash Flows from Financing Activities:
Repayment in short-term loan	(8,714)	(302,000)	(790,000)
Repayment of commercial paper	(11,610)	(402,355)	(100,706)
Proceeds (Repayment) from long-term loan	(31,253)	(1,083,080)	601,582
Proceeds from bonds payable	—	—	7,608,260
Redemption of bonds payable	—	—	(4,122,030)
Payment for deferred charges/other charges	120	4,168	90

Net cash provided from financing activities	(51,458)	(1,783,267)	3,197,196

Net increase (decrease) in cash and cash equivalents	12,194	422,596	1,123,302

Cash and cash equivalents at beginning of period	140,411	4,865,940	6,089,747

Cash and cash equivalents at end of period	152,605	5,288,536	7,213,049

Note

(1) :	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.655 per U. S. dollar.

(2) :	All figures are under ROC GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: August 7, 2003	By: /S/ WEN CHUNG LIN Wen Chung Lin Vice President & Spokesman